SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,838,718 (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 28,838,718 (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,838,718 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 26.4% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.

(2) Subject to certain restrictions contained in the Voting Agreement between Comcast Corporation and the Reporting Person, dated as of April 25, 2014.  See Item 4 of the Liberty Schedule 13D (as defined below).

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A Common Stock outstanding is 109,305,522, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on April 30, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D with respect to the shares of Class A Common Stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by the Reporting Person, on May 10, 2013, as amended by Amendment No. 1 filed with the SEC on April 29, 2014 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Statement”) constitutes Amendment No. 2 to the Liberty Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 3.   Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following thereto:

From May 5, 2014 through May 7, 2014, the Reporting Person purchased a total of 896,845 shares of Common Stock for an aggregate purchase price of $124,473,986 in open market transactions. The Reporting Person made such purchases using its working capital.

Item 4.   Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following thereto:

On May 8, 2014, the Reporting Person announced that its Board of Directors has authorized management of the Reporting Person to pursue a plan to spin off a subsidiary of the Reporting Person (“Broadband SpinCo”), which will hold at the time of the Spin-Off (as defined below), among other things, the Reporting Person’s interest in the Issuer, its wholly-owned subsidiary TruePosition and its minority equity investment in Time Warner Cable, Inc., by distributing to the holders of its Liberty Media common stock all of Broadband SpinCo’s common stock (the “Spin-Off”). As currently contemplated, in the Spin-Off, (i) holders of the Reporting Person’s Series A common stock (“LMCA”) would receive a dividend of one fourth of a share of Broadband SpinCo’s Series A common stock for each whole share of LMCA held by them on the record date for the Spin-Off, (ii) holders of the Reporting Person’s Series B common stock (“LMCB”) would receive a dividend of one fourth of a share of Broadband SpinCo’s Series B common stock for each whole share of LMCB held by them on the record date for the Spin-Off and (iii) holders of the Reporting Person’s Series C common stock (“LMCK,” to be issued by dividend to holders of LMCA and LMCB prior to the Spin-Off) would receive a dividend of one fourth of a share of Broadband SpinCo’s Series C common stock for each whole share of LMCK held by them on the record date for the Spin-Off, in each case, with cash in lieu of fractional shares. If the Board of Directors of the Reporting Person determines to proceed with the Spin-Off and all conditions to the Spin-Off are satisfied or, if applicable, waived by the Board of Directors of the Reporting Person in its sole discretion, the Reporting Person expects to complete the Spin-Off during the second half of 2014.

Other than as set forth in this Statement or as contemplated by the Transactions Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Liberty Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)                                                              The Reporting Person beneficially owns 28,838,718 shares of Common Stock, including 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days.  The 28,838,718 shares of Common Stock represent approximately 26.4% of the outstanding shares of Common Stock, based on 109,305,522 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on April 30, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.

(b)                                                       The Reporting Person has the sole power to vote or to direct the voting of 28,838,718 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the terms of the Voting Agreement described in Item 4.

(c)                                                          Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person, has effected any transactions in the Common Stock since the most recent filing of the Liberty Schedule 13D on April 29, 2014.

(d)                                                         Not applicable.

(e)                                                          Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following thereto:

The information contained in Item 4 of this Statement is incorporated herein by reference.

The Spin-Off is intended to constitute a Distribution Transaction and Broadband SpinCo is intended to be a Qualified Distribution Transferee, in each case, as provided in the Stockholders Agreement. The Stockholders Agreement provides that the Issuer, the Reporting Person and Broadband SpinCo will enter into an amendment to the Stockholders Agreement on or prior to the date of consummation of the Spin-Off reasonably satisfactory to each party to provide that Broadband SpinCo will assume all of the Reporting Person’s obligations and succeed to the Reporting Person’s rights under the Stockholders Agreement. In addition, it is intended that the Spin-Off qualify as an Exempt Transfer (as defined in the Voting Agreement) and that Broadband SpinCo will assume all of the Reporting Person’s obligations under the Voting Agreement to the extent required under the Voting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Senior Vice President and General Counsel

Dated: May 9, 2014